U.S. SECURITIES AND EXCHANGE COMMISSION


02006623

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

In[illegible] and Dealers [illegible]ecurities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-52259

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


FEB 27 2002
340
WASH. D.C.

NAME OF BROKER-DEALER:
DOUGHTY HANSON + CO SECURITIES, INC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

152 WEST 57th STREET, 47th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD LUND (212) 641 3729
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PRICE WATERHOUSE COOPERS

(ADDRESS) 1177 AV OF THE AMERICAS (Number and Street), NEW YORK (City), NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, RICHARD LUND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUGHT HANSON + CO SECURITIES, INC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

JACQUELINE ROSENGART
Notary Public, State of New York
No. 01RO5087454
Qualified in Suffolk County
Commission Expires Nov 3, ~~1999~~ 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition
- ☑ (c) Statement of Income (loss)
- ☐ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doughty Hanson & Co. Securities Inc.

(An indirect wholly owned subsidiary of
Doughty Hanson & Co Limited)
Statement of Financial Condition
December 31, 2001



FEB 27 2002
340

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Doughty Hanson & Co. Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Doughty Hanson & Co. Securities Inc. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



February 15, 2002

Doughty Hanson & Co. Securities Inc.
(An indirect wholly owned subsidiary of Doughty Hanson & Co Limited)
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 200,625
Receivable from affiliates, net	143,326
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization of $44,188	36,427
Deferred tax assets	11,385
Other assets	27,568
Total assets	$ 419,331
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 133,296
Total liabilities	133,296
Commitments and contingencies (Note 4)	
Stockholder's equity	
Common stock, $1.00 par value, 3,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid in capital	148,238
Accumulated profit	136,797
Total stockholder's equity	286,035
Total liabilities and stockholder's equity	$ 419,331

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Significant Accounting Policies

Doughty Hanson & Co. Securities Inc. (the "Company") has been registered as a securities brokerage firm with the Securities and Exchange Commission and as a member of the National Association of Securities Dealers, Inc. ("NASD") since June 28, 2000. Upon registration, the Company commenced activity in 2000 engaging in private placements of securities, and financial advisory and other consulting services in connection with private placements and other corporate transactions. The Company is a wholly owned subsidiary of Doughty Hanson & Co. Holdings, Inc. (the "Parent") which in turn is a wholly owned subsidiary of Doughty Hanson & Co Limited (the ultimate "Parent"), a U.K. holding company.

Depreciation and amortization

Depreciation is provided on a straight line basis generally using estimated useful lives of up to five years. Leasehold improvements are amortized on a straight line basis over the lesser of the lease term or the estimated economic life of the improvement.

Income Taxes

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based upon on the provisions of enacted tax laws, including the tax rates in effect for the current and future years. Deferred income taxes are provided for the temporary differences between the financial statement and tax bases of assets and liabilities. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

Tax benefits are recognized to the extent that it is more likely than not that they will be utilized in the consolidated tax returns of the Parent.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements are comprised of the following:

		2001
Artwork	$	6,650
Leasehold improvements		4,443
Equipment (computers and telephones)		31,167
Furniture & fixtures		38,355
		80,615
Less: accumulated depreciation and amortization		44,188
Total fixed assets and leasehold improvements	$	36,427

3. **Commitments and Contingencies**

The Company leases office space under a noncancellable operating lease expiring on January 31, 2004. The lease includes escalation clauses for operating costs and real estate taxes. The Company's future minimum lease payments are outlined below:

For the year ended December 31,

2002	$	35,448
2003		36,512
2004		3,088
	$	75,048

4. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as defined. At December 31, 2001, the Company had net capital of $67,329 which was $58,442 in excess of required net capital. The Company's ratio of aggregate indebtedness to net capital was approximately 1.98 to 1.

5. **Income Taxes**

Deferred income taxes of $11,385 arise due to temporary differences between the financial statement and tax bases of fixed asset and leasehold improvement depreciation and amortization. No deferred tax asset valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax asset will be realized.

6. **Fair Value of Financial Instruments**

Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying values as such financial instruments are short-term in nature, or bear interest at current market rates.